

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2009

By U.S. mail and facsimile to (415) 788-3430

Mr. Victor M. Garcia, Senior Vice President and Chief Financial Officer
CAI International, Inc.
One Embarcadero Center, Suite 2101
San Francisco, CA 94111

      RE: CAI International, Inc.
              Form 10-K for the fiscal year ended December 31, 2008
              File No. 1-33388

Dear Mr. Garcia:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Terence O'Brien
                        Branch Chief